FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                AUGUST                          2004
                                -----------------------        -----------
Commission File Number          000-27096
                                -----------------------        -----------


                                   AIR CANADA
-----------------------------------------------------------------------------
               (Translation of registrant's name into English)


 7373 COTE VERTU WEST, P.O. BOX 14000, SAINT-LAURENT, QUEBEC, CANADA H4Y 1H4
-----------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

        Form 20-F                       Form 40-F X
                  ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                         No  X
                  ------------------         ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 DOCUMENT INDEX


     Document                                                        Page No.
     --------                                                        -------

         1    News Release dated August 6, 2004 ("Air                   4
              Canada Reports Second Quarter Operating
              Income Before Reorganization and
              Restructuring Items")

         2.   Management's Discussion and Analysis of Air               9
              Canada for the second quarter ended June 30,
              2004

         3.   Interim Financial Statements of Air Canada               23
              for the second quarter ended June 30, 2004

         4.   Certifications for Air Canada                            49

                                                                    DOCUMENT 1

[AIR CANADA LOGO OMITTED]


NEWS RELEASE

-------------------------------------------------------------------------------


AIR CANADA REPORTS SECOND QUARTER OPERATING INCOME BEFORE REORGANIZATION AND RESTRUCTURING ITEMS

Q2 OVERVIEW

     o Operating income before reorganization and restructuring items improved $292 million from the second quarter of 2003.
     o Operating income of $22 million before reorganization and restructuring items.
     o Passenger revenues up $247 million or 15 per cent. Passenger revenue per ASM (RASM) up 4 per cent.
     o Unit cost down 11 per cent (down 15 per cent, excluding fuel). Employee productivity grew by 24 per cent.
     o As at August 5, 2004, Air Canada's combined cash balance, measured on the basis of unrestricted cash in its Canadian and United States bank accounts, amounted to approximately $800 million and over $600 million was available from the DIP secured financing facility.

MONTREAL, August 6, 2004 - Air Canada reported today operating income of $22 million before reorganization and restructuring items compared to an operating loss before reorganization and restructuring items of $270 million in the second quarter of 2003, an improvement of $292 million. Operating revenues were up $247 million or 15 per cent. The improvement in passenger revenues was due to a recovery in most markets, notably in the Pacific market. In the second quarter of 2003, passenger revenues were negatively impacted due to lower domestic and international demand resulting from the SARS crisis. Operating expenses were reduced by $23 million or 1 per cent from the second quarter of 2003 in spite of significantly higher fuel prices and an ASM capacity increase of 11 per cent. With near record fuel prices, fuel expense rose $82 million or 28 per cent from the second quarter of 2003. Unit cost was 11 per cent below the 2003 level (down 15 per cent, excluding fuel). Salary and wage expense per ASM declined 22 per cent from the second quarter of 2003. Expense reductions were recorded in essentially all controllable categories including salaries and wages, aircraft rent, aircraft maintenance materials and supplies, and communications and information technology. The unit cost improvement reflects, in large part, the cost reduction initiatives undertaken under the restructuring process. In the case of certain aircraft lease amendments, conditional upon emergence from creditor protection, the higher cost of the original agreement continues to be recorded in operating expense. As well, the Corporation's pension expenses in the quarter do not yet reflect the lower levels which will be recorded post emergence with fresh start accounting.

"These results reflect a continuation of the upward momentum reported during the first quarter of 2004," said CEO Robert Milton. "We achieved record load factors for the quarter and revenues have recovered overall following the devastating impact of SARS and the war in Iraq last year.

We experienced significant recovery in yields from 2003 levels in July and bookings for the remainder of August and September remain strong. Our passenger revenue generation for 2004 remains on plan and despite high fuel prices, we expect to report improved year over year operating results for the third quarter.

"I am particularly encouraged by our strong performance in the domestic market due in part to positive response to Air Canada's new simplified fare products which allow customers to choose the fare that best suits their needs. With lower unit operating costs and our ongoing focus in bringing new technology online to further automate and simplify our customers' travel experience, we are successfully transitioning to a new business model that is allowing us to compete effectively in an intensely competitive low cost domestic market.

"We achieved unit cost reductions of 11 per cent this quarter despite record fuel and the continuing upward spiral of airport and navigation fees. As the full benefit of reduced aircraft rent and pension expense will only be recorded post emergence with fresh start accounting, our progress in unit cost reduction is encouraging. The labour cost realignments completed this quarter in addition to the restructuring of supplier contracts and aircraft leases will effectively reduce Air Canada's operating costs by approximately $2 billion annually. However current record high fuel prices are a concern and a compelling reason to vigilantly continue reducing costs to ensure our viability going forward.

"While we still have work to do in the next two months, we are on track to exit from CCAA protection at the end of September. Following the successful ratification of all our labour agreements in mid-July, the Circular and Plan of Arrangement was sent to creditors in preparation for their vote on the Plan on August 17th, as required.

"We would not have reached this advanced stage without the significant contribution and determined efforts of the people of Air Canada. It has been a difficult and stressful time for our employees and I thank them for their professionalism, hard work and continued focus on taking care of our customers. On behalf of all the people of Air Canada I also thank our customers - we remain committed to earn their ongoing support through excellent service and as always an uncompromising focus on safety."

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice providing creditor protection under CCAA. Air Canada also made a concurrent petition under Section 304 of the U.S. Bankruptcy Code. The Corporation intends to emerge from CCAA protection on September 30, 2004 following a creditor vote to be held on August 17, 2004.

As a result of restructuring under CCAA, the results in this quarter continue to reflect a number of significant reorganization and restructuring charges directly associated with the restructuring; such charges will also be recorded in the third quarter. These "reorganization and restructuring items" represent revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business under CCAA. For the quarter, these mainly non-cash reorganization and restructuring items amounted to $426 million compared to $217 million in the second quarter of 2003.

Including reorganization and restructuring items, the net loss for the quarter was $510 million compared to a net loss of $566 million in the second quarter of 2003.

Air Canada reiterates that current shareholders of the corporation will receive only nominal, if any, consideration for their existing shares upon the corporation's emergence from CCAA protection. The current shareholders' participation is expected to be valued at less than 0.01 per cent of the total equity of the emerging corporation.

Air Canada's Second Quarter 2004 Management's Discussion & Analysis and Interim Consolidated Financial Statements & Notes will be available on Air Canada's website aircanada.com and at SEDAR.com. A copy may also be obtained on request by contacting Shareholder Relations at (514) 422-5787 or 1-800-282-7427.



CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

         Air Canada's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

         Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, war, terrorist attacks, energy prices, general industry, market and economic conditions, the ability to reduce operating costs and employee counts, employee relations, labour negotiations and disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent Air Canada's expectations as of August 6, 2004, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


                                    - 30 -

Contact:    Denis Biro                         (514) 422-7837
            Director, Investor Relations

Internet:   aircanada.com

================================================================================================================================
HIGHLIGHTS

(Under Creditor Protection as of April 1, 2003                                   Periods ended June 30
                                                       -------------------------------------------------------------------------
Refer to Note 1 to the Interim
Consolidated Financial Statements.)                            Three months                             Six months
                                                       -------------------------------------------------------------------------
                                                             2004         2003                     2004         2003
--------------------------------------------------------------------------------------------------------------------------------
Financial (CDN dollars in millions
except per share figures)
--------------------------------------------------------------------------------------------------------------------------------

Operating revenues                                          2,221        1,952                    4,342        4,163
Operating income (loss) before
  reorganization and restructuring items                       22         (270)                    (123)        (624)
Reorganization and restructuring items                       (426)        (217)                    (558)        (217)
Non-operating expense                                         (72)         (69)                    (115)        (130)
Loss before foreign exchange on
  non-compromised
  monetary items and income taxes                            (476)        (556)                    (796)        (971)
Loss for the period                                          (510)        (566)                    (814)        (836)
Operating margin before
  reorganization and restructuring items                      1.0%       (13.8)%                   (2.8)%      (15.0)%
EBITDAR before reorganization                                 295           83                      439          101
  and restructuring items (1)
EBITDAR margin before reorganization and                     13.3%         4.3%                    10.1%         2.4%
restructuring items
Cash and cash equivalents (unrestricted)                      850          838                      850          838
Cash flows from operations                                    114          188                      177          132
Weighted average common shares outstanding
   - basic and diluted                                        120          120                      120          120
Loss per share - basic and diluted                        $ (4.24)     $ (4.70)                 $ (6.77)     $ (6.96)

---------------------------------------------------------------------------------------------------------------------------------
Operating Statistics (mainline-related)(2)(3)                                    % Change                             % Change
---------------------------------------------------------------------------------------------------------------------------------
Revenue passenger miles (millions)                         10,382        8,653       20          20,031       17,839      12
Available seat miles (millions)                            13,215       11,889       11          26,311       24,515       7
Passenger load factor                                       78.6%        72.8%      5.8 pts       76.1%        72.8%     3.3 pts
Passenger revenue yield per revenue passenger
  mile (cents)                                               15.6         15.9       (2)           15.4         16.3      (6)
Passenger revenue per available seat mile (cents)            12.2         11.6        6            11.7         11.9      (1)
Operating revenue per available seat mile (cents)            14.8         14.3        4            14.3         14.7      (3)
Operating expense per available seat mile (cents)(4)         14.6         16.4      (11)           14.7         16.9     (13)
Operating expense (net of cargo and
  other non-ASM revenue) per available
  seat mile (cents) (4) (5)                                  12.1         13.7      (12)           12.1         14.2     (14)
Average number of employees  (thousands)                     29.0         32.5      (11)           29.1         33.6     (14)
Available seat miles per employee (thousands)                 455          366       25             905          729      24
Operating revenue per employee (thousands)                    $67          $52       29            $130         $107      21
Aircraft in operating fleet at period end                     212          227       (7)            212          227      (7)
Average aircraft utilization (hours per day) (6)             10.7          9.8       10            10.9         10.0       9
Average aircraft flight length  (miles)                     1,291        1,195        8           1,269        1,193       6
Fuel price per litre (cents) (7)                             43.3         37.4       16            41.4         39.5       5
Fuel litres (millions)                                        794          712       12           1,584        1,480       7
---------------------------------------------------------------------------------------------------------------------------------
Operating Statistics (consolidated)                                              % Change                              % Change
---------------------------------------------------------------------------------------------------------------------------------

Revenue passenger miles (millions)                         10,836        9,073       19          20,893       18,660       12
Available seat miles (millions)                            13,931       12,579       11          27,729       25,889        7
Passenger load factor                                       77.8%        72.1%      5.7 pts       75.3%        72.1%      3.2 pts
Passenger revenue yield per revenue
  passenger mile (cents)                                     17.0         17.5       (3)           16.7         17.9       (6)


     (1)  EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent. This measure is used to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

          EBITDAR before reorganization and restructuring items is described below:

                                                 Three months ended June 30           Six months ended June 30
                                                   2004          2003                  2004                2003
                                                   ----          ----                  ----                ----
                                                        ($ millions)                           ($ millions)
          Operating income (loss) before
            reorganization and
            restructuring items                     22          (270)                 (123)                (624)

          Add back:
             Depreciation, restructuring items     103            92                   198                  183

            Aircraft rent                          170           261                   364                  542
                                                ------------------------             ----------------------------
          EBITDAR before reorganization
            and restructuring items                295            83                   439                  101
                                                ========================             =============================


     (2)  Includes the operations of Air Canada (incl. Tango), ZIP, Aeroplan, Air Canada Capital, Simco,
          Acetek and Destina.
     (3)  Mainline-related operating statistics exclude capacity purchase arrangements with third party carriers.
     (4)  Before reorganization and restructuring items.
     (5)  Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM businesses.
     (6)  Excludes maintenance down-time.
     (7)  Net of fuel hedging and includes all fuel handling expense.


                                                                    DOCUMENT 2

AIR CANADA
SECOND QUARTER 2004
MANAGEMENT'S DISCUSSION & ANALYSIS

This Interim Management's Discussion and Analysis (MD&A) covers Air Canada's operations and financial results for the quarter ended June 30, 2004. This discussion is as of August 6, 2004.

Financial statements are prepared using the accounting policies as described in Note 2 to the 2003 Annual Consolidated Financial Statements and Note 2 to the Interim Second Quarter 2004 Consolidated Financial Statements. All amounts are expressed in Canadian currency unless indicated otherwise.

For further information on Air Canada's public disclosure filings, please consult www.sedar.com.

RESULTS OF OPERATIONS
---------------------


                                                             2nd Quarter, 2004     2nd Quarter, 2003      % Change
                                                            --------------------------------------------------------
                                                              ($ millions, except per share figures
                                                                            and RASM)


   Operating Revenues
        Passenger                                                   1,844                1,597               15
        Cargo                                                         137                  122               12
        Other                                                         240                  233                3
                                                            --------------------- --------------------
                                                                    2,221                1,952               14
                                                            --------------------- --------------------

   Operating Expenses
        Salaries, wages and benefits                                  672                  736               (9)
        Aircraft fuel                                                 374                  292               28
        Aircraft rent                                                 170                  261              (35)
        Other                                                         983                  933                5
                                                            --------------------- --------------------
                                                                    2,199                2,222               (1)
                                                            --------------------- --------------------

   Operating income (loss) before reorganization
      and restructuring items                                          22                 (270)
   Reorganization and restructuring items                            (426)                (217)
   Non-operating expense                                              (72)                 (69)
   Foreign exchange on non-compromised
      long-term monetary items                                        (34)                  (4)

   Recovery of (provision for) income taxes                             -                   (6)
                                                            --------------------- --------------------
   Loss for the period                                               (510)                (566)
                                                            --------------------- --------------------

   Loss per share - basic and diluted                              ($4.24)              ($4.70)

   Weighted average common shares outstanding -
      basic and diluted (millions)                                    120                  120

   Available Seat Miles (millions)                                 13,931               12,579               11

   Passenger revenue per available seat mile
      (RASM) (cents)                                                 13.2                 12.7                4


For the quarter ended June 30, 2004, Air Canada reported operating income before reorganization and restructuring items of $22 million, an improvement of $292 million from the second quarter of 2003. EBITDAR improved $212 million over the 2003 quarter. Refer to Note (1) on page 7 for additional information. The major factor leading to the improvement in operating results was a $247 million or 15 per cent increase in passenger revenues versus the second quarter of 2003. Passenger revenues in the second quarter 2003 were adversely impacted by the SARS crisis, low cost competition and the lingering effect of the war in Iraq. Reduced operating expenses also contributed to the improvement in operating results in spite of significantly higher fuel prices, increased airport and navigation fees and an ASM capacity increase of 11 per cent. Unit cost, as measured by operating expense per ASM, was 11 per cent below the 2003 level (down 15 per cent, excluding fuel expense). The major factors in the unit cost improvement were lower labour expenses, reduced aircraft rent and other cost reduction initiatives undertaken under the restructuring process.

As a result of restructuring under the Companies' Creditors Arrangement Act
(CCAA), the financial results in this quarter continue to reflect significant reorganization and restructuring items directly associated with the restructuring. These mainly non-cash items will also be recorded in the third quarter of 2004. Reorganization and restructuring items represent revenues, expenses, gains and losses and provisions for losses that can be directly associated with the reorganization and restructuring of the business under CCAA. For the quarter, reorganization and restructuring items amounted to $426 million as compared to $217 million in the 2003 quarter.

Including reorganization and restructuring items, the net loss for the second quarter was $510 million compared to a net loss of $566 million in the second quarter of 2003.


Operating Revenues
------------------

For the quarter, consolidated passenger revenues increased $247 million or 15 per cent compared to the second quarter of 2003. The improvement in passenger revenues was due to a recovery in most markets but notably the Pacific market which accounted for one half of the year-over-year improvement. In the second quarter of 2003, passenger revenues were negatively impacted due to lower domestic and international demand resulting from the SARS crisis.

For the 2004 quarter, system passenger traffic increased 19 per cent on an 11 per cent increase in ASM capacity producing a 5.7 percentage point improvement in load factor. Yield per RPM decreased 3 per cent due to a greater proportion of longer haul flying which has a lower yield per RPM and the current low fare environment in Canada. With the major improvement in load factor, system RASM rose 4 per cent over the second quarter of 2003.

The table below describes percentage changes in second quarter passenger revenue, capacity as measured in available seat miles (ASMs), traffic as measured by revenue passenger miles (RPMs), passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM, by major market, as compared to the 2003 quarter.


              Passenger Revenues - Second Quarter of 2004 compared to Second Quarter of 2003

                  Passenger        Capacity          Traffic         Passenger          Yield
                   Revenue          (ASMs)           (RPMs)         Load Factor        Per RPM        RASM
                   % Change        % Change         % Change         pp change        % Change      % Change
                ---------------------------------------------------------------------------------------------


Canada                    8           (2)                9               7.7 pp          (1)             10
US                        5            0                 5               3.0 pp           0               5
Atlantic                  6           (7)               (4)              2.0 pp          11              13
Pacific                 162          109               158              15.5 pp           3              27
Other                    38           44                44               0.2 pp          (4)             (4)

System                   15           11                19               5.7 pp          (3)              4


The table below describes the per cent change from the prior year in passenger revenues by major market for the five most recent quarters.

             Passenger Revenue % Change Year-over-Year by Quarter

                 Quarter 2    Quarter 3    Quarter 4    Quarter 1   Quarter 2
                   2003         2003          2003        2004        2004
              ---------------------------------------------------------------

Canada               (26)        (17)       (13)          (9)           8
US                   (27)        (24)       (19)         (13)           5
Atlantic             (11)         (4)        (5)          (5)           6
Pacific              (63)        (52)       (13)          15          162
Other                 (8)          3         18           24           38

System               (26)        (19)       (12)          (5)          15


Second quarter 2004 domestic passenger revenues were up $56 million or 8 per cent from 2003. Domestic traffic was up 9 per cent while ASM capacity was reduced by 2 per cent. This resulted in a passenger load factor of 77 per cent, a 7.7 percentage point increase from the 2003 quarter. RASM increased 10 per cent reflecting the rise in passenger load factor. With the current low-fare environment in Canada, domestic yield declined 1 per cent. Domestic passenger traffic in the 2003 quarter was adversely impacted by the SARS crisis.

US transborder passenger revenues were up $19 million or 5 per cent. US transborder showed a traffic increase of 5 per cent while both capacity and yield were unchanged from the previous year. As a result, US transborder RASM was up by 5 per cent.

Atlantic, Pacific and "Other" international passenger revenues were $172 million or 34 per cent above the second quarter of 2003. Atlantic revenues increased $21 million or 6 per cent on a 7 per cent reduction to ASM capacity and a 4 per cent decrease in traffic. The reduction in both capacity and traffic was due to the suspension of service to Italy, Spain and Copenhagen. Atlantic yield increased 11 per cent and Atlantic RASM showed an increase of 13 per cent. Pacific revenues were up $123 million or 162 per cent. Pacific traffic rose 158 per cent on a 109 per cent increase to ASM capacity. Pacific yield rose 3 per cent and RASM increased 27 per cent. In the 2003 quarter, the Pacific market was severely adversely impacted by the SARS crisis which resulted in large reductions in traffic and capacity. South Pacific, Caribbean, Mexico and South America ("Other") revenues increased $28 million or 38 per cent reflecting traffic and ASM capacity increases of 44 per cent. The growth is mainly as a result of increased service to traditional leisure destinations as well as to the addition of new routes to South America. "Other" RASM was down 4 per cent versus the second quarter of 2003 primarily due a greater proportion of longer haul flying which has a lower yield per RPM.

Cargo revenues increased $15 million or 12 per cent from the second quarter of 2003 mainly due to reinstatement of flying capacity which was significantly reduced in 2003, especially in Pacific markets, as a result of the SARS crisis.

Other revenues increased $7 million or 3 per cent from the second quarter of 2003. Aeroplan revenues increased by $34 million or 49 per cent due mainly to significantly higher point redemptions compared to the second quarter of 2003. This increase was partially offset by a reduction of $18 million in Air Canada Technical Services third party customer revenues which were adversely affected by continued operations under CCAA.

For the second quarter of 2004, total operating revenues increased $269 million or 14 per cent from the 2003 quarter.


Operating Expenses
------------------

Operating expenses declined $23 million or 1 per cent from the second quarter of 2003 on an 11 per cent increase to consolidated capacity. Second quarter 2004 Mainline-related unit cost, as measured by operating expense per ASM, was 11 per cent below the 2003 level (down 15 per cent, excluding fuel expense). Notable variances from the second quarter of 2003 are as follows:

     o Salaries, wages and benefits expense was down $64 million or 9 per cent from the second quarter of 2003. Salaries and wages expense was reduced $77 million or 14 per cent mainly due to a reduction of over 3,950 average full-time equivalent (FTE) employees or 11 per cent compared to the second quarter of 2003. Salary reductions for unionized and non-unionized labour groups were also a factor. Salaries and wages expense per ASM was reduced by 22 per cent from the same quarter of 2003. Compared to the fourth quarter of 2002, average FTE employee counts in the quarter were down over 7,100 FTE employees or 18 per cent. Employee benefits expense increased $13 million or 8 per cent and reflected mainly higher pension and employee future benefits expenses.

     o Aircraft fuel expense increased $82 million or 28 per cent mainly due to continued record high fuel prices and the 11 per cent increase in flying capacity versus last year. The average base fuel price increased by 25 per cent or $77 million which was partly offset by a reduction of $25 million due to the favourable impact of a stronger Canadian dollar.

     o Aircraft rent expense was down $91 million or 35 per cent due to the net reclassification of capital to operating leases and the restructuring of aircraft leases involving aircraft repudiations/returns and renegotiated lease rates. The net reclassification of operating to capital leases accounted for approximately $72 million of the decline. As a result of these reclassifications, aircraft depreciation increased by $22 million and interest expense by $43 million. The stronger Canadian dollar was also a favourable factor for aircraft leases denominated in US dollars. In the case of 47 aircraft lease amendments, the cost of the pre-CCAA agreement continues to be recorded in operating expense as the effectiveness of the lease amendment is conditional upon Air Canada's emergence from court protection.

     o Airport and navigation fees increased $26 million or 14 per cent on a 3 per cent increase in consolidated aircraft departures. The increase was, in large part, due to higher landing and general terminal charges primarily at Toronto's Pearson International Airport (Pearson), Air Canada's main hub. At Pearson, landing fees increased by 27 per cent per metric tonne and general terminal charges rose 18 per cent per seat for domestic and international arrivals compared to the prior year. Fees for air navigation services also increased in the second quarter of 2004 compared to the prior year.

     o Aircraft maintenance, materials and supplies expense declined $6 million or 7 per cent. This reduction was largely due to the removal of aircraft from the Mainline and Jazz operating fleets through aircraft repudiations and returns which was partially offset by an increase due to timing and volume of maintenance activities.

     o Communications and Information Technology expense was down $18 million or 19 per cent largely as a result of increased direct passenger sales via the internet, the favourable impact of a stronger Canadian dollar, renegotiated contract rates for information technology and communication services and a decrease in the level of information technology projects.

     o Food, beverages and supplies expense increased $8 million or 10 per cent and passenger traffic as measured by RPMs increased 19 per cent.

     o Depreciation expense increased $11 million or 12 per cent mainly due to a $22 million increase due to the net reclassification of operating to capital leases partially offset by lower software and computer amortization costs.

     o Commission expense was up $21 million or 34 per cent on passenger and cargo revenue growth of 15 per cent. Higher passenger revenues and increased commissionable passenger sales by travel agents via the internet were the main factors for the increase. This increase was partially offset by lower communication costs in the "Communications and Information Technology" expense category.

     o The "other" operating expense category increased $8 million or 2 per cent on an ASM capacity increase of 11 per cent.


While under CCAA protection, Air Canada is revising its cost structure, including labour costs, supplier contracts and leasing arrangements. As new agreements are reached, Air Canada reflects the revised cost in its operating expenses and the amortization of the deficiency claims in reorganization and restructuring items.

Reorganization and Restructuring Items
--------------------------------------

Since Air Canada's filing under CCAA on April 1, 2003, Air Canada has recorded significant reorganization and restructuring items directly associated with the rearranging of its business affairs while under the Court's protection. These "reorganization and restructuring items" represent revenues, expenses, gains and losses and provisions for losses since the date of filing that can be directly associated with the reorganization and restructuring of the business under CCAA. A number of reorganization items recorded in the quarter relate to lease deficiency claims and labour-related items. Reported as compromised liabilities, the claims will be dealt with under CCAA.

Included in reorganization and restructuring items are the amortization of aircraft deficiency claims, labour-related items, foreign exchange adjustments on compromised debt, professional fees and other items. For the second quarter of 2004, reorganization and restructuring items amounted to $426 million of which $396 million represents non-cash items. Additional amounts are expected to be recorded prior to Air Canada's emergence from creditor protection. Refer to Note 6 to the Interim Second Quarter 2004 Consolidated Financial Statements for additional information.


Non-Operating Expense
---------------------

Non-operating expense amounted to $72 million in the quarter, a $3 million increase from the second quarter of 2003.

As described in Note 2 to the 2003 Annual Consolidated Financial Statements, while Air Canada is under creditor protection, interest expense is reported only to the extent that it will be paid under the plan of arrangement or that it is probable that it will be an allowed claim. Nevertheless, net interest expense increased $55 million due to a $43 million increase to interest expense as a result of the net reclassification of operating to capital leases. A loss on sale of assets of $10 million was recorded in the 2004 quarter and related mainly to provisions related to non-operating aircraft and inventory. This compared to a loss of $46 million in the 2003 quarter which was mainly attributable to the recognition of a $49 million write-down in the value of a Boeing 747-400 aircraft.

In the second quarter of 2004, Air Canada recorded $34 million of losses from foreign exchange fluctuations on non-compromised long-term monetary items mainly attributable to a weaker Canadian dollar as at June 30, 2004 versus the US dollar as at March 31, 2004. This compared to losses of $4 million in the second quarter of 2003.

(1) NON-GAAP EARNINGS (LOSSES)
------------------------------

EBITDAR

EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP (Generally Accepted Accounting Principles) financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent. This measure is used to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions.

EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR, before reorganization and restructuring items, is described below:


                                                        Second Quarter  Second Quarter
                                                             2004            2003        Change
                                                      -----------------------------------------------


GAAP operating income (loss) before reorganization
   and restructuring items                                      22            (270)        292
Add back:
   Depreciation, amortization and obsolescence                 103              92          11
   Aircraft rent                                               170             261         (91)
                                                      -----------------------------------------------
EBITDAR, before reorganization and
   restructuring items                                         295              83         212
                                                      ===============================================



YEAR-TO-DATE
------------

For the first six months of 2004, Air Canada recorded an operating loss before reorganization and restructuring items of $123 million representing a $501 million improvement from the $624 million operating loss before reorganization and restructuring items recorded in 2003. Net loss, which included $558 million of reorganization and restructuring items, was $814 million versus a net loss of $836 million in the prior year which included $217 million of reorganization and restructuring items.


BALANCE SHEET ANALYSIS
----------------------

As a result of the filing under CCAA, the majority of Air Canada's pre-filing long-term and subordinated perpetual debt (including current portion) has been reclassified under "Liabilities subject to compromise". "Liabilities subject to compromise" refer to liabilities incurred prior to April 1, 2003 that will be dealt with as claims under CCAA, as well as claims arising out of renegotiated leases/contracts and repudiated leases/contracts. "Liabilities subject to compromise" are estimated at $7.3 billion as recorded at June 30, 2004. The quantum of the claims that will ultimately be allowed as a result of the claims review process may be materially in excess of accruals recorded to date. Refer to Note 5 to the Interim Second Quarter 2004 Consolidated Financial Statements for additional information.

As a result of the performance of certain accounting tests required on some lease modifications, 38 aircraft have been reclassified from operating to capital leases during the six months ended June 30, 2004. Accordingly, capital lease obligations and related assets amounting to $1,873 million have been recorded during this period, of which $485 million is recorded in "Liabilities subject to compromise". Refer to Note 1 to the Interim Second Quarter 2004 Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Cash Flows from Operations
--------------------------

Despite significant improved operating results in the quarter ended June 30, 2004, cash flows from operations amounted to $114 million compared to $188 million in the quarter ended June 30, 2003, a decrease of $74 million. As described in Note 1 to the Interim Second Quarter 2004 Consolidated Financial Statements, the Court stay orders of April 1, 2003, enabled a moratorium on all aircraft lease payments pending renegotiation of revised financial arrangements for the use of the aircraft. As a result of the moratorium, contractual payments of approximately $326 million were not made during the quarter ended June 30, 2003. However, the moratorium period is no longer applicable as the lease restructuring was completed during the quarter ended June 30, 2004.

Also, on the basis of the order, effective April 1, 2003, Air Canada ceased making payments of principal and interest on substantially all debt as well as on pre-petition accounts payable subject to compromise. Consequently, cash flows for the quarter ended June 30, 2004 are not directly comparable to cash flows for the quarter ended June 30, 2003.


Cash flows from Financing Activities
------------------------------------

Financing transactions for the quarter ended June 30, 2004 include the repayments of $25 million made on the credit facilities with Amex Bank of Canada (Amex) and the Canadian Imperial Bank of Commerce (CIBC) and other principal repayments of $70 million related mainly to the capital lease obligations as described in Note 1 to the Interim Second Quarter 2004 Consolidated Financial Statements. In addition, in the quarter ended June 30, 2004, Air Canada obtained financing of $117 million for the purchase of an Airbus A340-500 aircraft.

Following the CCAA filing on April 1, 2003, Air Canada completed a credit agreement with GE Canada Finance Holding Company for up to US$700 million debtor-in-possession (DIP) secured financing. The DIP financing is made up of a credit advance facility and a letter of credit facility. In January 2004, $300 million was drawn against the credit advance facility.

In December 2003, Air Canada, Aeroplan and Amex entered into a co-branding charge card agreement and a membership rewards agreement. Under the terms of these agreements, Amex also provided Air Canada with an $80 million secured non-revolving term credit facility, which was drawn in January 2004.

In 2003, Air Canada reached an agreement with CIBC for a secured non-revolving term borrowing facility and received net financing proceeds of $315 million. The final repayment on this facility was made in the quarter ended June 30, 2004.

Cash Flows used for Investing Activities
----------------------------------------

In the quarter ended June 30, 2004, additions to property and equipment, excluding the assets recorded under capital leases as described previously, amounted to $150 million of which $117 million of the increase relates to the purchase of an Airbus A340-500 aircraft. This purchase was financed under a conditional sales agreement.

Liquidity
---------

As at June 30, 2004, Air Canada had unrestricted cash and cash equivalents of $850 million as well as the following financing facilities. Funding under these facilities is subject to various conditions, including emergence from the CCAA proceedings.

o GE Capital DIP secured financing of $938 million of which approximately $618 million was available as at July 31, 2004. The DIP facility has a maximum term that extends to the effective date of the final plan of reorganization, compromise and arrangement under CCAA proceedings.
o Exit financing facility of US$681 million as part of a global restructuring agreement with GE Capital. This agreement also includes additional financing of up to US$950 million to fund the purchase of new regional jet aircraft.
o Standby Purchase Agreement with Deutsche Bank Securities Inc., whereby it will act as exclusive standby purchaser of a rights offering to Air Canada's creditors in an amount of $850 million.
o The Investment Agreement with Cerberus ACE Investment, LLC, an affiliate of Cerberus Capital Management, L.P., for an investment of $250 million in convertible preference shares.

The above financing facilities are subject to a number of conditions, requirements and approvals relating to Air Canada's restructuring and its financial condition. There can be no assurance that Air Canada will meet all of the conditions, requirements and approvals which will allow it to realize the proceeds from the financing facilities. Refer to Note 1 to the Interim Second Quarter 2004 Consolidated Financial Statements for additional information.

As at August 5, 2004, Air Canada's combined cash balance, measured on the basis of unrestricted cash in its Canadian and United States bank accounts, amounted to approximately $800 million.


OFF BALANCE SHEET ARRANGEMENTS
------------------------------

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement with an entity not reported on a consolidated basis under which a company has (1) any obligation under certain guarantee contracts; (2) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for the assets; (3) any obligation under certain derivative instruments; or (4) any obligation arising under a material variable interest held in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

Guarantees
----------

As described in Note 21 to the Annual Consolidated Financial Statements for the year ended December 31, 2003, Air Canada may be required to provide residual value support to the lessors covering 52 aircraft under lease agreements. As at June 30, 2004, the maximum potential residual value support Air Canada may be required to provide under aircraft lease agreements is $888 million, an increase of $32 million from the December 31, 2003 disclosure due to the effect of foreign exchange. The maximum potential residual value support disclosure is not indicative of what effect the guarantee will have on the financial condition or capital resources of Air Canada, based upon current expected aircraft values on lease expiry.

Based upon independent appraisals as at December 31, 2003 taking into account expected values on lease expiry, Air Canada has recorded provisions of $137 million ($226 million as at December 31, 2003) for these guarantees. The decrease from December 31, 2003 is due to the amended lease terms for one aircraft. Any potential exposure under the guarantee would arise on lease expiry, and the amount of the loss, if any, is dependent on the net proceeds received on the sale of the aircraft, or the fair value of the aircraft in the event that Air Canada exercises its purchase option, where applicable.

As described in Note 1 to the Interim Second Quarter 2004 Consolidated Financial Statements, the amended lease terms on the 38 aircraft with the Export Credit Agencies (ECA) contain a fair value test, beginning on July 1, 2009, and annually thereafter until lease expiry. Under the test, Air Canada may be required to prepay certain lease amounts, based on aircraft fair values, as of the date of the test. Any amounts prepaid are recoverable to the extent that aircraft fair values exceed certain thresholds and to the extent that Air Canada has obtained residual value support on lease expiry.

Retained or Contingent Interest in Assets Transferred
-----------------------------------------------------

Air Canada has no material arrangements involving the transfer of assets to an unconsolidated entity where those assets serve as credit, liquidity or market risk support to that entity.

Derivative Instruments
----------------------

Air Canada's risk management policies and use of derivative financial instruments are described in Note 20 to the Annual Consolidated Financial Statements for the year ended December 31, 2003. There are no derivative financial instruments currently outstanding that are expected to have a material impact on the financial condition, liquidity or results of operations of Air Canada.

Variable Interests
------------------

As disclosed in Note 2cc to the Annual Consolidated Financial Statements for the year ended December 31, 2003, Air Canada has entered into financing transactions with arms length special purpose entities ("SPEs") with respect to a total of 62 aircraft. Lease agreements involving SPEs provide a benefit to Air Canada in the form of reduced aircraft rental payments as the existence of the SPEs optimize the tax and financing structure of the underlying financing arrangement to the lessor.

The existence of the SPE in the lease arrangement does not, in and of itself, increase any financial risk to Air Canada. Air Canada views the off balance sheet risk in aircraft lease arrangements as being related to the duration of the lease and the existence of residual value support Air Canada may be required to provide.

The Accounting Standards Board in Canada has issued Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG 15) which will be effective for annual and interim periods beginning on or after November 1, 2004. AcG 15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG 15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its Annual Consolidated Financial Statements. Air Canada continues to evaluate the potential future impact this guideline will have on its financial position and results of operations under Canadian GAAP. Based on the outcome of the evaluation of AcG15, Air Canada may be required to consolidate certain previously non-consolidated entities in existence prior to the effective date of AcG 15.


ADOPTION OF ACCOUNTING POLICIES
-------------------------------

As described in Note 2 to the Interim Second Quarter 2004 Consolidated Financial Statements, Air Canada adopted Accounting Guideline 13 - Hedging Relationships (AcG 13) beginning January 1, 2004. The new guideline concerns the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting. The impact of AcG 13 was not significant during the quarter.

Also as described in Note 2 to the Interim Second Quarter 2004 Consolidated Financial Statements, effective January 1, 2004, Air Canada adopted CICA 1100
- Generally Accepted Accounting Principles and CICA 3063 - Impairment of Long-Lived Assets. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. There have been no changes in accounting policies as a result of the adoption of CICA 1100. CICA 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Air Canada has not recorded any impairment loss as a direct result of the adoption of CICA 3063.


MATERIAL CHANGES
----------------

There have been no material changes in aircraft commitments, critical accounting estimates, risk management and risk factors from the disclosures included in the annual MD&A dated April 2, 2004.

OUTLOOK
-------

With the CCAA filing, the financial condition of Air Canada will be determined by the outcome of the restructuring process and a number of other factors, including without limitation, energy prices, general industry, market and economic conditions, the ability to reduce operating costs, labour negotiations and disputes, pension issues, war and terrorist attacks, changes in laws, regulatory developments or proceedings and actions by third parties.

Based on recent statistics and trends, Air Canada anticipates improved operating results, measured on a year-over-year basis, resulting from cost reductions, the operational and financial restructuring initiatives implemented during the CCAA proceedings and a recovery from the adverse impact of the SARS outbreak in 2003. However, future results will be significantly impacted by record high crude oil and jet fuel prices, should these prices continue to be in effect for the remainder of 2004. Subject to a number of conditions, approvals and agreements, Air Canada expects to emerge from CCAA protection on September 30, 2004. Total capacity for the year 2004 (as measured in ASMs) is planned to increase modestly from 2003 levels and passenger revenues are projected to improve from 2003.


EXPLANATORY NOTES
-----------------

Mainline or Mainline-related Operations

The charts, discussion and analysis of results contain references to "Mainline" or "Mainline-related" operations. These terms refer to the unconsolidated operations of Air Canada but include, as the context may require, the operations of Aeroplan Limited Partnership (Aeroplan); ZIP Air Inc. (ZIP), a wholly-owned subsidiary airline; Destina.ca Inc. (Destina), a wholly-owned web-based travel company; Air Canada Capital Ltd., a wholly-owned subsidiary whose main business is the leasing of aircraft to Air Canada and ZIP; and other smaller related subsidiaries. Mainline or Mainline-related operations exclude the operations of Jazz Air Inc. (Air Canada Jazz or Jazz), Air Canada's regional airline; third party airlines operating under capacity purchase agreements; Wingco Leasing Inc. (Wingco), a wholly-owned subsidiary whose main business is the leasing of regional aircraft to Air Canada Jazz and to third party airlines operating under capacity purchase agreements; Touram Inc. (Air Canada Vacations); and other non-airline subsidiaries.

Applicants

The discussion also contains a reference to the "Applicants". This term refers to Air Canada and the following of its wholly-owned subsidiaries: Air Canada Jazz, ZIP, 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco.


CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

         Air Canada's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

         Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, war, terrorist attacks, energy prices, general industry, market and economic conditions, the ability to reduce operating costs and employee counts, employee relations, labour negotiations and disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent Air Canada's expectations as of August 6, 2004, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Air Canada's Second Quarter 2004 Management's Discussion & Analysis and Interim Consolidated Financial Statements & Notes will be available on Air Canada's website www.aircanada.com and at SEDAR.com. A copy may also be obtained on request by contacting Shareholder Relations at (514) 422-5787 or 1-800-282-7247.

                                                                    DOCUMENT 3



AIR CANADA
Consolidated Statement of Operations and Retained Earnings (Deficit)
-------------------------------------------------------------------------------------------------------------------------

(Under Creditor Protection as of April 1, 2003 - note 1)
(in millions except per share figures) (unaudited)
                                                                    Three Months Ended             Six Months Ended
                                                                        June 30                        June 30
                                                                ----------------------------  ---------------------------
                                                                    2004           2003          2004           2003
                                                                -------------  -------------  ------------  -------------


Operating revenues
    Passenger                                                      $   1,844       $  1,597      $  3,505       $  3,342
    Cargo                                                                137            122           263            266
    Other                                                                240            233           574            555
                                                                -------------  -------------  ------------  -------------
                                                                       2,221          1,952         4,342          4,163
                                                                -------------  -------------  ------------  -------------
Operating expenses
    Salaries, wages and benefits                                         672            736         1,359          1,538
    Aircraft fuel                                                        374            292           712            639
    Aircraft rent                                                        170            261           364            542
    Airport and navigation fees                                          207            181           410            361
    Aircraft maintenance, materials and supplies                          82             88           185            230
    Communications and information technology                             75             93           163            203
    Food, beverages and supplies                                          87             79           166            166
    Depreciation, amortization and obsolescence                          103             92           198            183
    Commissions                                                           82             61           162            140
    Other                                                                347            339           746            785
                                                                -------------  -------------  ------------  -------------
                                                                       2,199          2,222         4,465          4,787
                                                                -------------  -------------  ------------  -------------

Operating income (loss) before reorganization
    and restructuring items                                               22           (270)         (123)          (624)

    Reorganization and restructuring items (note 6)                     (426)          (217)         (558)          (217)

Non-operating income (expense)
    Interest income                                                        -              7             4             15
    Interest expense                                                     (60)           (12)         (107)           (78)
    Interest capitalized                                                   -              -             -              4
    Loss on sale of and provisions on assets (note 3)                    (10)           (46)          (13)           (49)
    Other                                                                 (2)           (18)            1            (22)
                                                                -------------  -------------  ------------  -------------
                                                                         (72)           (69)         (115)          (130)
                                                                -------------  -------------  ------------  -------------

Loss before foreign exchange on non-compromised
    long-term monetary items and income taxes                           (476)          (556)         (796)          (971)

Foreign exchange on non-compromised long-term
    monetary items                                                       (34)            (4)          (17)           128
                                                                -------------  -------------  ------------  -------------

Loss before income taxes                                                (510)          (560)         (813)          (843)

Recovery of (provision for) income taxes                                   -             (6)           (1)             7
                                                                -------------  -------------  ------------  -------------
Loss for the period                                                  $  (510)        $ (566)       $ (814)        $ (836)
                                                                =============  =============

Deficit, beginning of period                                                                       (5,147)        (3,280)
                                                                                              ------------  -------------
Deficit, end of period                                                                           $ (5,961)       $(4,116)
                                                                                              ============  =============
Loss per share
    - Basic and diluted                                           $   (4.24)     $   (4.70)    $    (6.77)     $   (6.96)
                                                                =============  =============  ============  =============

The accompanying notes are an integral part of the consolidated financial statements



AIR CANADA

Consolidated Statement of Financial Position
--------------------------------------------------------------------------------------------------

(Under Creditor Protection as of April 1, 2003 - note 1)
(in millions) (unaudited)

                                                                     June 30      December
                                                                   -----------  -----------
                                                                       2004        2003
                                                                   -----------  -----------

ASSETS

Current


    Cash and cash equivalents                                         $    850       $    670
    Restricted cash                                                         39            157
    Accounts receivable                                                    690            502
    Spare parts, materials and supplies                                    202            211
    Prepaid expenses                                                       144            171
                                                                   ------------  -------------
                                                                         1,925          1,711

Property and equipment (note 1)                                          3,755          1,771

Deferred charges (note 5)                                                2,642          2,346

Goodwill                                                                   510            510

Other assets                                                               599            572
                                                                   ------------  -------------
                                                                       $ 9,431        $ 6,910
                                                                   ============  =============

LIABILITIES

Liabilities not subject to compromise

  Current
   Accounts payable and accrued liabilities                           $  1,269       $  1,700
   Advance ticket sales                                                    745            529
   Current portion of long-term debt and capital lease obligations         567            173
                                                                   ------------  -------------
                                                                         2,581          2,402

  Long-term debt and capital lease obligations (note 1)                  1,480            332

  Future income taxes                                                        8             11

  Other long-term liabilities                                            1,699          1,643

  Deferred credits                                                       1,337          1,364
                                                                   ------------  -------------
                                                                         7,105          5,752

Liabilities subject to compromise (note 5)                               7,295          5,313
                                                                   ------------  -------------
                                                                        14,400         11,065
                                                                   ------------  -------------
Going concern (note 1)

SHAREHOLDERS' EQUITY

Share capital and other equity (note 8)                                    967            967

Contributed surplus                                                         25             25

Deficit                                                                 (5,961)        (5,147)
                                                                   ------------  -------------
                                                                        (4,969)        (4,155)
                                                                   ------------  -------------

                                                                       $ 9,431        $ 6,910
                                                                   ============  =============


The accompanying notes are an integral part of the consolidated financial statements




AIR CANADA
Consolidated Statement of Cash Flow
----------------------------------------------------------------------------------------------------

(Under Creditor Protection as of April 1, 2003 - note 1)
(in millions) (unaudited)

                                                                               Three Months Ended          Six Months Ended
                                                                                    June 30                     June 30
                                                                          ---------------------------  -------------------------
Cash flows from (used for)                                                     2004           2003         2004          2003
                                                                          -------------  ------------  ------------  -----------


Operating
    Loss for the period                                                     $   (510)      $   (566)   $  (814)       $   (836)

    Adjustments to reconcile to net cash provided by operations
          Reorganization and restructuring items (note 6)                        396            203        505             203
          Depreciation, amortization and obsolescence                            103             92        198             183
          Loss on sale of and provisions on assets (note 3)                       10             46         13              49
          Foreign exchange on non-compromised long-term monetary items            34              4         17            (128)
          Future income taxes                                                     (4)             3         (6)            (14)
          Employee future benefit funding less than expense                       23             71         75             141
          Decrease (increase) in accounts receivable                            (122)           (36)      (176)             39
          Decrease in spare parts, materials and supplies                         10              7          7              53
          Increase (decrease) in accounts payable and accrued liabilities        (77)           194        (15)            217
          Increase in advance ticket sales, net of restricted cash               194             57        334             166
          Aircraft lease payments (in excess of) less than rent expense           16            255        (28)            195
          Other                                                                   41           (142)        67            (136)
                                                                          ------------  -------------  ------------  -----------
                                                                                 114            188        177             132
                                                                          ------------  -------------  ------------  -----------
Financing (note 4)
    Drawdown on GE DIP financing (note 1)                                          -              -        300               -
    Aircraft related borrowings                                                  117              -        117               -
    Credit facility borrowings                                                     -              -         80               -
    CIBC credit facility                                                           -            315          -             315
    Credit facility repayments                                                   (25)             -       (120)              -
    Reduction of long-term debt and capital
      lease obligations                                                          (70)             -       (189)            (68)
    DIP financing fees                                                             -            (62)         -             (62)
    Other                                                                          -              2          -              16
                                                                          ------------  -------------  ------------  -----------
                                                                                  22            255        188             201
                                                                          ------------  -------------  ------------  -----------

Investing
    Additions to property and equipment                                         (150)           (23)      (186)            (69)
    Proceeds from sale of assets                                                   -              4          1              14
    Investments and advances                                                       -              -          -               2
                                                                          ------------  -------------  ------------  -----------
                                                                                (150)           (19)      (185)            (53)
                                                                          ------------  -------------  ------------  -----------

Increase (decrease) in cash and cash equivalents                                 (14)           424        180             280

Cash and cash equivalents, beginning of period                                   864            414        670             558
                                                                          ------------  -------------  ------------  -----------
Cash and cash equivalents, end of period                                    $    850       $    838    $   850        $    838
                                                                          ------------  -------------  ------------  -----------

Cash payments of interest                                                   $     55       $      1    $    90        $     70
                                                                          ============  =============  ============  ===========
Cash payments of income taxes                                               $      -       $      1    $     -        $      2
                                                                          ============  =============  ============  ===========

The accompanying notes are an integral part of the consolidated financial statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
------------------------------------------------------
(currencies in millions)

SECOND QUARTER 2004
-------------------

1.       Creditor Protection and Restructuring

As described in note 1 to the 2003 annual consolidated financial statements, on April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan Limited Partnership ("Aeroplan"), Touram Inc. ("Air Canada Vacations"), Maple Leaf Holdings USA Inc. and Destina.ca Inc. ("Destina") are not included in the filings.

The Court orders provide for a general stay period that expires on September 30, 2004, subject to further extension as the Courts may deem appropriate. The stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations.

On July 12, 2004 the Corporation issued an information and proxy circular pertaining to the consolidated plan of reorganization, compromise and arrangement under CCAA ("the Plan"). In conjunction with this information and proxy circular, ACE Aviation Holdings Inc ("ACE"), the proposed successor to Air Canada, filed a short form prospectus with various Canadian securities administrators and the Securities and Exchange Commission in the United States to qualify the distribution of rights to certain creditors to subscribe for
42.5 million voting shares of ACE. The purpose of the Plan is to restructure the capitalization, operations and cost structure of the Applicants and provide for the compromise and settlement of claims of creditors.

Basis of Presentation and Going Concern Issues

The consolidated financial statements include the results of Air Canada and its subsidiaries; Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Maple Leaf Holdings USA Inc., Simco Leasing Ltd., Wingco Leasing Inc., Aeroplan, Air Canada Vacations. and Destina.ca Inc. (collectively, the "Corporation").

While the Applicants have filed for and been granted creditor protection, these financial statements continue to be prepared using generally accepted accounting principles ("GAAP") in Canada. As described below, debtor-in-possession financing has been approved by the Court. This financing is intended to provide the Applicants with sufficient funds to allow for operations to continue during the stay period. As described above, the Plan was filed on July 12, 2004; the Plan contemplates emergence by September 30, 2004. Management expects that the Plan will allow the operations to continue as a going concern. Management believes that these actions make the going concern basis appropriate, however, it is not possible to predict the outcome of these matters and there is substantial doubt about the Corporation's ability to continue as a going concern. There can be no assurance that the results of these actions will improve the financial condition of the Corporation. If the going concern basis is not appropriate, adjustments may be necessary in the carrying amounts and/or classification of assets, liabilities, revenues and expenses in these consolidated financial statements.

If the Applicants emerge from CCAA proceedings and there is a substantial realignment of equity and non-equity interests, the identifiable assets and liabilities of the Corporation, or a successor, will be based on the fair values of such assets and liabilities. Under Canadian GAAP, goodwill is not permitted to be recognized on a financial reorganization and there will be material adjustments to certain other assets and liabilities of the Corporation on the basis of fair valuing assets and liabilities in accordance with Canadian Institute of Chartered Accountants Standard 1625- Comprehensive Revaluation of Assets and Liabilities, also referred to as fresh start reporting. Lease classifications will also be subject to this further review.

General Electric Debtor-in Possession ("DIP") Financing

As described in note 1 to the 2003 annual consolidated financial statements, the Corporation obtained DIP Financing from GE Canada Finance Holding Company ("GE Capital"). Parties to the credit agreement include the Applicants, as well as Aeroplan, Air Canada Vacations and Destina. The DIP facility is secured by all of the unencumbered present and future assets of Air Canada and its direct and indirect subsidiaries. Each of Air Canada's subsidiaries that are parties to the agreement has guaranteed payment of the Corporation's obligations.

The DIP financing is made up of both a credit advance facility and a letter of credit facility with a maximum combined borrowing under the two facilities of US$700, subject to a formula based on a percentage of eligible assets available as security. As at June 30, 2004, the maximum amount available under the combined facilities was $938 of which $300 was drawn against the credit advance facility and letters of credit totaling $20 were issued against the letter of credit facility. The combined unused and accessible amount under the DIP financing was $618 at June 30, 2004.

Lease Restructuring

Under the CCAA filings, the Court approved a payment moratorium on all aircraft lease payments commencing on April 1, 2003. The moratorium period was intended to provide the Applicants with the necessary time to negotiate revised financial arrangements for the use of the aircraft with the various lessors or, alternatively, to make arrangements for the return of the aircraft to the lessors. This unilateral return is referred to as a lease repudiation. Some lease renegotiations are effective immediately upon agreement by both parties while others are contingent upon such future events as the Corporation's emergence from Court protection under CCAA. The moratorium period is no longer applicable as the lease restructuring was completed during the quarter ended June 30, 2004.

General Electric Capital Corporation Leases

As described in note 1 to the 2003 annual consolidated financial statements, the Corporation entered into agreements with General Electric Capital Corporation and certain of its affiliates, including General Electric Capital Aviation Services, Inc. ("GECAS") and GECAS managed entities (collectively, "GECC") regarding the restructuring of 106 GECC owned and GECC managed aircraft leases. The Court approved these agreements on January 16, 2004. In addition, the Corporation and GECC agreed to new financing arrangements as described later under "GECC Exit Financing and Share Purchase Warrants". These agreements are conditional on the Applicants successfully emerging from CCAA proceedings prior to September 30, 2004 (or such later date as may be agreed between the parties).

Other Aircraft Leases

For the six month period ended June 30, 2004, the Corporation completed the renegotiation of amended lease terms with respect to 91 aircraft (six aircraft during the quarter ended June 30, 2004). There are no outstanding material conditions in regards to these renegotiated leases and payments to all these lessors have resumed in accordance with the renegotiated terms. In addition, during the quarter ended March 31, 2004, eight aircraft were returned with the consent of the lessor, one aircraft lease was repudiated while five previously leased aircraft were purchased.

Prior to the filing, there were 38 Airbus leased aircraft involving a syndicate of lenders supported by the Export Credit Agency ("ECA") of the United Kingdom, France and Germany. The amended terms of the ECA leases deal with the extension of the lease for an additional six years and the resetting of the purchase option and third party residual value support if any, to this revised lease expiry date. The revised agreements contain a fair value test, beginning on July 1, 2009, and annually thereafter until lease expiry. Under the test, the Corporation may be required to prepay certain lease amounts, based on aircraft fair values, as of the date of the test. Any amounts prepaid are recoverable to the extent that aircraft fair values exceed certain thresholds and to the extent that the Corporation has obtained residual value support on lease expiry.

In addition to certain other customary events of default under the ECA agreement, an event of default occurs if the Plan is not approved by the Court or the Corporation's creditors by September 30, 2004. Upon the occurrence of an event of default, the ECA Lending Group is entitled, among other things, upon notice in writing, to exercise all rights and remedies under the various agreements entered into relating to the aircraft, including terminating the leases and demanding that the Corporation pay the applicable termination sum. While under CCAA protection, the exercise of any remedies and any such termination sum payable would be subject to the stay under the CCAA proceedings and enforcement would require a lifting of the stay.

As a result of the accounting tests required on lease modification, 33 ECA aircraft have been reclassified to capital leases from operating leases. Lease modifications on 5 additional non ECA aircraft also resulted in these leases being reclassified to capital leases from operating leases. Accordingly, capital lease obligations and related assets amounting to $1,873 have been recorded during the six months ended June 30, 2004 of which $485 is recorded in liabilities subject to compromise. Cash flows associated with aircraft leases converted from operating leases to capital leases remain substantially unchanged from those disclosed in note 18 to the 2003 annual consolidated financial statements.

Upon emergence from CCAA proceedings, the lease classifications will be subject to further review as a result of fresh start reporting as described previously in note 1.

The agreements with respect to the 91 aircraft leases renegotiated during the six months ended June 30, 2004 resulted in the following:
     o Deposits and other investments in operating leases of $219, involving 7 aircraft, have been forfeited and are carried in deferred charges and amortized over the remaining terms of the leases.
     o Lease extensions with respect to 57 aircraft leases with extensions of up to six years.
     o All renegotiated aircraft leases resulted in reduced rent with the exception of 27 aircraft which were previously at market rates.
     o As a result of amended lease terms for one aircraft, the residual value guarantee was cancelled. As at December 31, 2003 the related deficiency accrual recorded was $88. This amount is being amortized over the remaining term of the lease.


Other Financing and Investing Agreements Contingent upon Successful Emergence from CCAA

The Corporation has entered into a number of arrangements related to exit financing and new equity investments as described below. These arrangements are conditional on successful emergence of the Applicants from the CCAA proceedings by September 30, 2004, and certain other requirements as discussed below. The successful emergence from the CCAA proceedings is dependent on the approval of the Plan by qualifying creditors and approval by the Court. A creditor vote is scheduled for August 17, 2004. There can be no assurance that creditors of the Applicants will accept the Plan or that the Applicants will emerge from the CCAA proceedings.

GECC Exit Financing and Share Purchase Warrants

GECC will provide ACE, upon its emergence from the CCAA Proceedings, with debt financing in the form of an exit facility (the "Exit Facility") in the amount of approximately US$681. The Exit Facility is comprised of a US$425 non-revolving multicurrency term loan facility ("Loan A"), an approximately US$160 non-revolving multiple draw credit facility ("Loan B") and an approximately US$96 term loan facility ("Loan C") which will be used to fund the purchase of two Boeing 747-400 aircraft from GECC. The purchase of the two Boeing 747-400 aircraft from GECC is described in note 1 to the 2003 annual consolidated financial statements. Loan A and Loan C are to be advanced in one draw upon emergence from the CCAA Proceedings and draws on Loan B are to be made in accordance with a specific schedule.

Loan A matures on March 31, 2011 and no principal payments are required until June 30, 2007. Loan A would bear interest at ACE's option at either a one, two or three month LIBOR rate plus an applicable margin, or a 30, 60 or 90 day BA rate plus an applicable margin. The applicable margin is to be initially set at 4.25% subject to a later adjustment based upon ACE's credit rating, or, if not available, based on EBITDAR (defined as operating income(loss) before non-recurring labour expenses and reorganization and restructuring items, adding back depreciation, amortization and obsolescence and aircraft rent) performance. Interest payments are required at the end of each LIBOR or BA period, depending upon the option selected by ACE, from the date of issue. Draws on Loan B are to be made in accordance with a specific schedule and this loan matures on March 31, 2013 with principal repayments commencing on March 31, 2009. Interest would be calculated at Air Canada's option based upon either a one, two or three month LIBOR rate plus a margin of 4.0% and would be payable in arrears at the end of each LIBOR period. Assuming a September 30, 2004 emergence from the CCAA Proceedings, Loan C matures on September 30, 2008. Interest on Loan C will be charged at the rate of LIBOR plus 4%. Blended principal and interest payments are to be made over four years from the date of issuance.

The Exit Facility is secured against substantially all of the assets of the Applicants, ACE and ACE's other subsidiaries. The Exit Facility also contains a number of liquidity, EBITDAR and collateral financial covenants as well as restrictive covenants. Under the terms of the Exit Facility, prepayments of varying amounts may be required upon the sale of any interest in Aeroplan depending upon the interest sold and the related proceeds. A transaction fee of US$11 is payable on the effective date. Collateral monitoring fees of US$0.5 are payable on the effective date and each anniversary thereof during the term of the exit facility. In addition, optional prepayments on the Loan A after the first six months and during the first three years are subject to a 3% prepayment fee. The loans are subject to financial covenants requiring certain minimum cash balances ranging from $500 to $750, certain collateral value of spare parts and rotables, a minimum EBITDAR and the loans impose certain limitations on other borrowings and capital lease obligations.

The GECC agreement also provides for additional financing of up to US$950 to fund the purchase of new regional jet aircraft. The financing may be used in connection with up to 25 operating leases provided that the aircraft models and types are acceptable to GECC with the remainder to be provided in the form of debt financing.

Air Canada has agreed to issue share purchase warrants to GECC. The warrants will provide for the right to purchase up to 4% of the common stock of ACE on a fully diluted basis at a strike price equal to the price paid under the Investment Agreement (refer to discussion under "Investment Agreement" below). The warrants will have a term of five years from the date of issuance.

Completion of all aspects of the GECC agreements, including the lease renegotiations described previously, is subject to various conditions as described in note 1 to the 2003 annual consolidated financial statements.

On April 29, 2004, the Corporation and GECC reached an agreement on the terms of an extension of the GECC agreements from April 30, 2004 to September 30, 2004, subject to the following remaining conditions:

     o    Creditor approval of the Plan by August 23, 2004;
     o    Emergence from CCAA proceedings on or before September 30, 2004.

The extension agreement provides that GECC will have the right to terminate the GECC agreements prior to September 30, 2004, in the event that the Corporation does not meet any one of the conditions outlined above.

Rights Offering

Air Canada entered into a Standby Purchase Agreement ("SPA") with Deutsche Bank Securities Inc. ("Deutsche Bank"), dated as of October 29, 2003, which was amended and restated as of April 29, 2004, whereby Deutsche Bank will act as exclusive standby purchaser of a proposed rights offering to Air Canada's creditors in an amount of $850. Deutsche Bank, as standby purchaser, will acquire any equity not purchased by creditors at a premium price of 107.5% of the price payable by the creditors for the rights offering shares. The SPA was approved by the Court on May 5, 2004.

Deutsche Bank's obligation under the SPA is subject, among others, to the following conditions:

     o Successful negotiations shall have occurred regarding the achievement of $200 in labour cost reductions, through revised collective labour agreements, and agreements by the unions to the "clean slate" treatment of grievances, in each case on or before May 15, 2004 (the "Labour Conditions").

          o With respect to the Labour Conditions, Deutsche Bank has advised that it expects to confirm the satisfaction of such conditions only upon its verification of the cost reductions, the ratification, execution and delivery of the appropriate documentation to effect the cost reductions and the receipt of the final binding "clean slate" certificates from the relevant labour unions.

     o The funding obligations of the benefit plans and the pension plans shall have been resolved with the Office of the Superintendent of Financial Institutions ("OSFI") on terms not less favourable than the terms of the February 2004 agreement between Air Canada and the pension beneficiary groups on or before May 15, 2004 (the "Pension Funding Condition").

          o With respect to the Pension Funding Condition, Deutsche Bank has advised that, while the OSFI protocol (see below under "OSFI Protocol") does not technically meet such condition in all respects, Deutsche Bank will waive the condition if the OSFI protocol is consummated on its terms with no further amendment.

     o Deutsche Bank shall have received comfort or assurances satisfactory to it from the Government of Canada that relevant provisions of legislation and regulations applicable to Air Canada including, without limitation, the ACPPA, the CTA and the Competition Act shall be modified, amended or repealed as required so as to ensure that Air Canada is permitted to conduct its affairs and to compete on a fair and equitable basis on a level playing field in relation to all air carriers operating scheduled service in Canada.

An arrangement fee of $12.75 is payable to Deutsche Bank upon closing of the rights offering contemplated under the SPA. In addition, a payment of $0.5 is due on the first day of each month, commencing May 1, 2004, through to the closing, in respect to costs and expenses incurred in connection with the amended SPA.

If (i) the Corporation fails to implement the rights offering in accordance with the SPA with Deutsche Bank as the exclusive standby purchaser and enters into an agreement or arrangement for a competing transaction with another third party within 24 months of the date of the amended SPA, (ii) the Corporation terminates the SPA if the closing does not occur on or before September 30, 2004, or (iii) if the Court terminates the SPA, Deutsche Bank will be entitled to a cash payment of $25.5, and all obligations of Deutsche Bank under the SPA will be terminated. A competing transaction includes (i) a rights offering backstopped by a third party, (ii) an equity investment by a third party that reduces or replaces the rights offering and (iii) a sale of assets, other financing arrangements or other transactions that result in the termination, abandonment or reduction of the rights offering contemplated by the SPA, except if the Corporation's restructuring under CCAA fails and, as a result, the Corporation is liquidated.

Investment Agreement

On June 23, 2004, the Corporation announced that it has accepted an investment proposal from Cerberus ACE Investment, LLC ("Cerberus"), an affiliate of Cerberus Capital Management, L.P., a New York based private investment firm. The Cerberus proposal provides for an investment of $250 in convertible preference shares ("ACE Preferred Shares"). The investment agreement was approved by the Court on July 2, 2004.

The following is a summary of the key terms and conditions of the investment agreement with Cerberus (refer to the information and proxy circular for additional information):

     o The holders of ACE Preferred Shares will be entitled to vote on an as-converted basis with the common stock of ACE.
     o The holders of ACE Preferred Shares shall participate on an as-converted basis with the common stock of ACE with respect to all dividends, distributions, spin-off, subscription rights or other offers or rights made available to holders of the common stock of ACE and any other similar transactions.
     o The ACE Preferred Shares are convertible at the option of the holders thereof at any time into the common stock of ACE, subject to a conversion rate that takes into account a 5% annual accretion, compounded semi-annually, on the value of the ACE Preferred Shares.
     o The holders of ACE Preferred Shares shall be required to convert the ACE Preferred Shares into the common stock of ACE after the seventh anniversary of the date of issuance provided that the closing price of the common stock of ACE is not less than the fully accreted value of the ACE Preferred Shares.
     o If conversion into the common stock of ACE has not occurred prior to the tenth anniversary of the date of issuance, the holders of ACE Preferred Shares shall have the right to require ACE to redeem each of the ACE Preferred Shares in cash at a per share redemption price equal to the fully accreted value of the ACE Preferred Shares.
     o The obligation of Cerberus to purchase the ACE Preferred Shares is conditional on the satisfaction of, or compliance with, a number of conditions, including the completion of the financing arrangements with GECC, the obligations of Deutsche Bank shall not have been terminated under the SPA pursuant to the occurrence of a material adverse change and all necessary approvals of the Plan shall have been obtained and the Plan shall have been approved, in a manner satisfactory to Air Canada, by no later than December 31, 2004

Due to certain characteristics of the ACE Preferred Shares, the instrument will be presented as a compound instrument with a component presented as a financial liability and another component, representing the value of the holder's conversion option, in Shareholders' Equity.

The proceeds of the investment agreement will be used, in part, to redeem or repurchase the GECC convertible note and the GECC warrants (refer to discussion note 1 to the 2003 annual consolidated financial statements for a description of these instruments issued to GECC) on terms and conditions as specified in the SPA.


Labour Related Restructuring Items

Non-Unionized Labour Reductions

An involuntary severance program pertaining to the Corporation's workforce reduction plan with respect to non-unionized employees was approved by Management in 2003. Implementation of the plan began in May 2003 and is expected to continue until the end of 2004.

Unionized Labour Reductions

Implementation of the workforce reduction plan pertaining to the Corporation's unionized employees commenced in the second quarter of 2003 as a result of agreed modifications to all collective agreements between employee unions and the Corporation. Further agreed modifications to all collective agreements were reached in July, 2004. The modifications to certain collective agreements include voluntary separation packages ("VSP"), which will be offered to the members of the affected employee unions over the next several years. The total estimated cost of the VSP is approximately $156 and will be recorded as a liability and an expense as the affected employees accept the offer.

Certain labour agreements are conditional upon the acceptance of the Plan. Failure to satisfy the conditions will result in a snapback to pre-CCAA agreements on a prospective basis.

Labour Provisions Summary

The following table outlines the changes to the labour provisions related to the restructuring.


                                     Three Months Ended               Six Months Ended
                                      June 30, 2004                     June 30, 2004
                               -------------------------------------------------------------
                                Involuntary      Voluntary      Involuntary       Voluntary
                                 Severance      Separation       Severance        Separation


Opening balance                   $    43         $    42         $    55         $    43

Charges recorded                        -               -               -               -

Amounts disbursed                     (10)             (2)            (22)             (3)
                               -----------------------------------------------------------
Provision as at June 30, 2004     $    33         $    40         $    33         $    40
                               ===========================================================



Pension Plans

Pursuant to Air Canada's filing for court protection from its creditors under CCAA, the Court ordered Air Canada to suspend its contributions to funded pension plans, pending further order of the Court. In December, 2003, the Court amended its original order to permit certain contributions to be remitted representing 2003 current service costs. As a result, the Corporation made contributions of $101 in December, 2003, and $31 in January, 2004. Benefit payments from the Corporation sponsored pension plans continue to be made in accordance with plan requirements.

On April 27, 2004, the Court further amended its original order to permit contributions into each of the Canadian defined benefit registered pension plans equal to the current service costs relating to the first quarter, 2004. Accordingly, on April 30, 2004, the Corporation made contributions totalling $25.

OSFI Protocol

On February 18, 2004, Air Canada and representatives of its pension plan beneficiaries agreed on a proposal for relaxed funding requirements for the registered pension plan solvency deficits, commencing on January 1, 2004. These funding requirements allow the solvency deficiency in each registered pension plan to be funded over ten years as opposed to the current maximum of five years. On May 14, 2004, Air Canada and OSFI entered into a protocol pursuant to which OSFI agreed to recommend to the Government of Canada amendments to the federal pension regulations allowing Air Canada to amortize the solvency deficits substantially along the lines set forth in the February 18, 2004 proposal. The protocol provided that Air Canada issue a series of subordinated secured promissory notes, upon emergence from the CCAA proceedings, in the aggregate amount of $346.6 in favour of the pension plan trustees. The notes will have a second charge over the assets of Air Canada and will be reduced by the capital portion of the solvency payments made by Air Canada to the pension plans in accordance with the agreed upon schedule. On June 23, 2004, the Court approved the May 2004 protocol agreed to by Air Canada and OSFI on the pension funding relief, the remittance of approximately $34 in special payments, and the remittance of current service contributions for the second quarter of 2004. These payments were made in the quarter ended June 30, 2004.

Implementation of the funding relief is subject to a number of conditions. One of those conditions is that the labour unions and Court-appointed representatives of the plan beneficiaries' consent to such funding relief on behalf of their respective constituents. On May 21, 2004, the Minister of Finance of Canada announced that he intended to act on OSFI's recommendation. On June 19, 2004, the draft Air Canada Pension Plan Solvency Deficiency Funding Regulations were pre-published in the Canada Gazette, thus beginning a 30-day period for public comment. Following completion of that period, as well as the period up to July 12, 2004 during which pension plan beneficiaries were provided with an opportunity to comment on the proposed pension funding relief contemplated in the regulations, the government has reviewed any feedback received and is expected to publish the final regulations in the coming days.

2.       Accounting Policies

The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the 2003 annual consolidated financial statements, with the exception of new accounting policies as outlined below. In accordance with Canadian GAAP, the interim consolidated financial statements do not include all of the financial statement disclosures included in the 2003 annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

As described in note 1, these interim consolidated financial statements have been prepared in accordance with Canadian GAAP applicable to a going concern, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.

New Accounting Policies

Hedging Relationships

Accounting Guideline 13 -- Hedging Relationships (AcG 13), as issued and amended by the Canadian Institute of Chartered Accountants ("CICA"), has been adopted by the Corporation beginning January 1, 2004. The new guideline concerns the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting. The guideline establishes the conditions that need to be met before hedge accounting can be applied and also establishes the requirement for the testing of hedge effectiveness throughout the term of the hedging relationship. AcG 13 is not intended to specify how hedge accounting is applied and, accordingly, it does not deal with hedge accounting techniques.

Concurrent with the adoption of AcG 13, the Corporation has adopted the Emerging Issues Committee ("EIC") Abstract 128 -- Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments. For derivative financial instruments that do not qualify for hedge accounting or are entered into for trading or speculative purposes, EIC 128 requires that these derivative financial instruments be measured at fair value, with changes in fair value recognized currently in income. The Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profits. To the extent that a derivative financial instrument does not qualify for hedge accounting or to the extent of hedge ineffectiveness, changes in the fair value of derivative financial instruments are recorded in non-operating income (expense).

As a result of the CCAA filing, the majority of outstanding derivative contracts were terminated. As such the adoption of AcG 13 did not have a significant impact on the Corporation in the six months ended June 30, 2004. Notwithstanding, currency swaps for five Canadair Regional Jet operating leases until lease terminations in 2007 and for three Airbus A330 operating leases until January, 2010 remain in effect, as disclosed in note 20 to the 2003 annual consolidated financial statements. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and, after review in accordance with AcG 13, Management has elected not to apply hedge accounting with respect to these swaps. As a result, the fair value of these swaps of $27 was recorded as at January 1, 2004, in other assets with the offset being a deferred credit, which is amortized over the remaining term of the related aircraft leases. During the quarter ended June 30, 2004, an expense of $4 was recorded in other non-operating income (expense) ($2 for the six months ended June 30, 2004) representing the amortization of the opening deferred credit and the change in the fair value of these swaps.

Generally Accepted Accounting Principles

Effective January 1, 2004, the Corporation adopted CICA 1100 - Generally Accepted Accounting Principles. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There have been no changes in accounting policies as a result of the adoption of CICA 1100.

Impairment of Long-Lived Assets

CICA 3063 - Impairment of Long-Lived Assets has been adopted by the Corporation effective January 1, 2004. CICA 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Under the new standard, an impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The recoverability test is based on a comparison of the carrying amount of the long-lived asset to the future net cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The new section provides guidance on when to test for recoverability; a long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. CICA 3063 is applied prospectively. The Corporation has not recorded any impairment loss as a direct result of the adoption of CICA 3063.

3.       Asset Write Down

During the quarter ended June 30, 2004, the Corporation recorded provisions and losses on disposal of $10 relating mainly to aircraft and related spare parts.

During the quarter ended June 30, 2003, the Corporation recorded a provision of $49 related to the write down of a B747-400 aircraft. The provision reflects the excess of net book value over the expected net recoverable amount.

4.       Financing Transactions

Financing transactions for the quarter ended June 30, 2004 include the repayments of $25 made on the credit facilities with Amex and CIBC and other principal repayments of $70 related mainly to capital lease obligations as described in note 1. In addition, during the quarter ended June 30, 2004, the Corporation took delivery of an A340-500 aircraft. This aircraft purchase was financed through a conditional sales agreement. The amount of the loan is US$87. Principal and interest are paid monthly until emergence from the CCAA proceedings and quarterly thereafter until maturity in 2019. The loan bears interest at a three month LIBOR rate plus 2.9%.

During the quarter ended June 30, 2003 the Corporation reached an agreement with CIBC on a new contract with respect to the CIBC Aerogold Visa card program. The new CIBC contract also provided for a secured credit facility. During the quarter ended June 30, 2003, the Corporation received financing of $315 ($319 net of transaction fees of $4). The final repayment on this facility was made in the quarter ended June 30, 2004.

As described in note 1 to the 2003 annual consolidated financial statements, as of April 1, 2003, the Corporation had arranged for DIP secured financing from GE Capital. During the quarter ended June 30, 2003, closing and commitment fees of US$40 were paid to GE Capital.


5.       Liabilities Subject to Compromise

Liabilities subject to compromise refers to liabilities incurred prior to the filing date that will be dealt with as claims under CCAA, as well as claims arising out of renegotiated and repudiated leases and contracts. The amounts recorded include accepted compromised claims as determined by the Monitor and reported to the Corporation as at July 30, 2004, and the Corporation's estimate of expected compromised claims for those claims yet to be resolved. The final amount related to accepted compromised claims may reflect material adjustments.

Claims Procedure

By order of the Court on September 18, 2003, the Applicants established procedures for creditors and other prescribed parties to file claims against the Applicants arising from obligations incurred prior to April 1, 2003 and any claim arising on or after April 1, 2003 as a result of the restructuring, repudiation or termination of any contract, lease, employment agreement, collective agreement or other agreement. The initial deadline for the filing of claims was set at November 17, 2003. A second deadline was granted to February 23, 2004.

The total amount of such claims filed exceeds the Corporation's estimate of the allowed compromised liability. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process. It is not possible at this time to estimate the quantum of the claims that will ultimately be allowed but they may be materially in excess of the accruals recorded to date given the magnitude of the claims asserted as set out below under the heading "Claims Summary". The Corporation has not accrued any significant amounts for litigation claims due to the continuing uncertainty as to their ultimate resolution.

Claims Summary

A summary of the Corporation's accruals and claims submitted as at July 30, 2004 is as follows:


                                                                    Claims Review Status
                                                  ----------------------------------------------------------------------
                                                                  Revisions           Revisions /
                                                                  Accepted /         Disallowances      Dispute Notices
                                                             Disputes Resolved (i)   Outstanding (ii)     Filed (iii)
                                                            ---------------------- -------------------------------------
                                               Accepted   Original                                                       Under
    Original            Original                                                                                         Review
                         Recorded   Filed (a)  as  Filed    Claim    Revision     Claim    Revision   Claim   Revision    (iv)
                       ----------------------  ---------------------------------------------------- ---------------------------


Long-term and
subordinated
perpetual
debt                     3,714       $4,872        $ 639      $2,789 $  1,700       $   -  $   -     $1,444   $1,375     $  0

Aircraft leases,
including capital lease
obligations (b)          1,740        4,842          127       2,631    1,180           -      -     $2,036      666       48

Accounts payable,
accrued liabilities,
supplier repudiation
and other                  841        2,653          123         619      197           5      -      1,790      379      116

Employee related         1,000        8,439            0          35        0       8,199    702        205        -        0

Litigation                   -       83,459            -      81,118       31           -      -      2,341        0        -
                       --------------------- ---------------------------------  -----------------   -----------------    ------
Liabilities subject to
compromise              $7,295     $104,265         $889     $87,192   $3,108      $8,204   $702     $7,816   $2,420     $164
                       ===================== =================================  =================   =================    ======



a) Total claims as at December 31, 2003 totalled to $106,319. This amount has been adjusted to $104,265 to reflect the removal of duplicate claims and claims voluntarily withdrawn by the claimants.

b) Net deficiency claims of $651 have been recorded in the quarter ended June 30, 2004 representing accruals of $229 for leases renegotiated during the quarter and adjustments of $422 to previously recorded estimates resulting from the continuing review of submitted claims. The related deferred charges on leased aircraft are amortized to reorganization and restructuring items as a component of aircraft rent

     i) The Claims Procedure Order provides that creditors have ten days from the date of a Notice of Revision or Disallowance to file a Dispute Notice or the Notice of Revision or Disallowance is deemed to be binding on the creditor. This category represents claims for which a Notice of Revision or Disallowance was sent, and the ten day period has expired.

     ii) Claims in respect of which Notices of Revision or Disallowance were sent out less than ten days prior and therefore are still open to dispute.

     iii) Claims in respect of which the creditor filed a Dispute Notice within ten days of receiving a Notice of Revision or Disallowance and the Applicants have not been able to consensually resolve the disputed claim with the creditor. These claims, primarily litigation claims, will be referred to the Claims Officer for resolution.

     iv) Claims under review primarily comprised of aircraft lessor, debt holder, employee and supplier related claims.

c) In July 2004, the Monitor has determined that a claim for the Corporation's unionized and non-unionized work force would be allowed under the CCAA. The estimated compromised claim of $1,000 is deferred and is being amortized over the term of the Corporation's collective agreements, which generally expire in 2009. During the second quarter 2004, the Corporation recorded amortization expense of $123, which includes an adjustment of $92 related to the period from July 1, 2003 when the benefit of the labour savings began to be realized.

6.       Reorganization and Restructuring Items

Cash expenditures related to reorganization and restructuring items for the quarter ended June 30, 2004, amounted to $30 ($53 for the six months ended June 30, 2004; $14 for the three months and six months ended June 30, 2003 since the date of filing) and relate mainly to the payment of professional fees. The table below summarizes reorganization and restructuring charges recorded.


                                                         Three Months Ended                 Six Months Ended
                                                               June 30                           June 30
                                                         2004            2003               2004         2003 (1)
                                                    -----------------------------------------------------------------


Repudiated leases, net (a)                            $    33         $   178            $   54        $   178

Repudiated and renegotiated contracts (b)                   2              49                14             49

Aircraft rent expense (c)                                 210               -               263              -

Labour related items (d)                                  123              21               123             21

Foreign exchange adjustments on compromised debt           36            (209)                59          (209)

Write off of deferred financing costs on
compromised debt                                            -              59                 -             59

Hedging adjustments (e)                                     -              65                 -             65

Professional fees                                          28              14                52             14

Amortization of DIP financing fees                                         21                               21

Interest income on accumulated cash (f)                    (6)             (3)              (13)            (3)

ther                                                        -              22                 6             22
                                                    --------------------------   ------------------------------
 Reorganization and restructuring items, net          $   426         $   217           $   558        $   217
                                                    ==========================   ==============================

(1)  Since filing for creditor protection on April 1, 2003


a) The cost of repudiated leases represents the estimated allowable claim resulting from aircraft leases that have been repudiated. The amount is shown net of the write off of all balance sheet accounts related to the repudiated leases and includes adjustments to previously recorded estimates.

b) Repudiated and renegotiated contracts represents the estimated allowable claim resulting from contracts that have been terminated and the amortization of deferred charges related to deficiency claims on renegotiated contracts amounting to $2 ($4 for the six months end June 30, 2004). Further material claims relating to deficiency claims on repudiated contracts are expected to arise as a consequence of the ongoing review, contestation and adjudication of claims in the CCAA process. It is not possible at present to estimate the magnitude of such claims that may ultimately be allowed but they are expected to be significant.

c) As described in note 1, as a result of amended lease terms, the Corporation has recorded a compromised liability and a deferred charge related to lease deficiency claims. The estimated deficiency claim is with reference to the difference between the present value of the obligations under the remaining term of the original contract and the renegotiated contract. The deferred charge is amortized to reorganization and restructuring items as a component of aircraft rent over the remaining lease term. Also included in this amount during the three months ended June 30, 2004 is the write off of deferred charges of $60 on the conversion of certain capital leases to operating leases on lease modification.


d) Labour related items during the quarter ended June 30, 2004 relate to the amortization of the estimated compromised claim related to the Corporation's employee groups, as further described in note 5. Labour related items of $21 recorded during the quarter ended June 30, 2003 represent the charge for contractual termination benefits and the cost of involuntary separation payments ($73), less the reversal of previously accrued bonus payments that are no longer payable as a result of the ratified agreements ($32) and the adjustment to accrued vacation liabilities as a result of lower wage rates and reduced vacation entitlements ($20).

e) As a result of the CCAA filing, most outstanding derivative contracts were terminated. In addition, certain of the anticipated cash flows or transactions that were being hedged are no longer expected to occur. Accordingly, any deferred hedging gains and losses related to cash flows or transactions not expected to occur as anticipated, principally interest payments, have been taken into income.

f) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, should be reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Corporation as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

7.       Condensed Combined Financial Statements

As described in note 2 to the 2003 annual consolidated financial statements, consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein. The following are the condensed combined financial statements of the Applicants as at and for the period ended June 30, 2004. Included in current assets are intercompany receivables with non-Applicants of $132. Included in current liabilities are intercompany payables with non-Applicants of $567. Included in other assets are long-term receivables of $211 from non-Applicants. Included in the Statement of Operations for the quarter ended June 30, 2004 are intercompany revenues of $92 ($222 for the six months ended June 30, 2004) and expenses of $63 ($129 for the six months ended June 30, 2004) with non-Applicants. The six months ended June 30, 2003 figures below relate only to the period since filing for CCAA on April 1, 2003.


Condensed Combined Statement of Operations
----------------------------------------------------------------------------------------------------
                                                 Three Months Ended           Six Months Ended
                                                       June 30                     June 30
                                              --------------------------- --------------------------
    ($ millions)                                 2004           2003          2004         2003
                                              -------------  ------------ ------------- ------------


    Operating revenues                          $   2,156      $  1,888      $  4,133     $  1,888
    Operating expenses                              2,180         2,201         4,358        2,201
                                              -------------  ------------ ------------- ------------
    Operating loss before reorganization
      and restructuring items                         (24)         (313)         (225)        (313)
    Reorganization and restructuring items
    (note 6)                                         (426)         (217)         (558)        (217)
    Net interest expense
                                                      (56)           (1)         (107)          (1)
    Loss on sale of assets
                                                       (9)          (46)          (12)         (46)
    Other non-operating income, including
    equity income of non-applicants                    38            21           104           21
                                              -------------  ------------ ------------- ------------
    Loss before foreign exchange on
      non-compromised long-termmonetary
      items and income taxes                         (477)         (556)         (798)        (556)

    Foreign exchange on non-compromised
      long-term monetary items                        (34)           (4)          (17)          (4)
                                              -------------  ------------ ------------- ------------
    Loss before income taxes                         (512)         (560)         (815)        (560)
    Provision for income taxes                          2            (6)            1           (6)
                                              -------------  ------------ ------------- ------------
    Loss for the period                          $   (510)      $  (566)      $  (814)     $  (566)
                                              =============  ============ ============= ============



Condensed Combined Statement of Financial Position
----------------------------------------------------------------------------
                                                   June 30      December 31
                                                 -------------- ------------
                                                     2004          2003
                                                 -------------- ------------
    ($ millions)
    ASSETS
    Current assets                                  $    1,978     $  1,489
    Property and equipment
                                                         3,720        1,685
    Deferred charges
                                                         2,642        2,346
    Goodwill
                                                           510          510
    Other assets
                                                         1,409        1,349
                                                  -------------- ------------
                                                    $   10,259     $  7,379
                                                  ============== ============

    LIABILITIES
    Current liabilities                             $    3,120     $  2,744
    Long-term debt and capital lease obligations         1,480          332
    Future income taxes                                      8           11
    Other long-term liabilities                          1,480        1,262
    Deferred credits                                     1,337        1,364
    Liabilities subject to compromise (note 5)           7,295        5,313

    SHAREHOLDERS' DEFICIENCY                            (4,461)      (3,647)
                                                 -------------- ------------
                                                    $   10,259     $  7,379
                                                 ============== ============


Condensed Combined Statement of Cash Flow
-----------------------------------------------------------------------------------------------------------
                                                        Three Months Ended           Six Months Ended
                                                              June 30                     June 30
                                                    ---------------------------- --------------------------
    ($ millions)                                         2004          2003          2004         2003
                                                    --------------- ------------ ------------- ------------
    Net cash provided by operating activities             $    107      $   172    $   152      $   172
    Financing (note 4)
    Drawdown on GE DIP financing (note 1)                        -            -        300            -
    Credit facility borrowings                                   -          315         80          315
    Aircraft related borrowings                                117            -        117            -
    Reduction of long-term debt and capital
      lease obligations                                        (70)           -       (189)           -
    Credit facility repayments                                 (25)           -       (120)           -
    DIP financing fees                                           -          (62)         -          (62)
    Other                                                        -            1          -            1
                                                      -----------------------------------------------------
                                                                 22         254        188          254
                                                      -----------------------------------------------------
    Investing
    Additions to property and equipment                       (147)         (14)      (181)         (14)
    Investments and advances                                     -          (15)         -          (15)
    Proceeds from sale of assets                                 -            4          1            4
                                                      -----------------------------------------------------
                                                              (147)         (25)      (180)         (25)
                                                      -----------------------------------------------------
    Increase (decrease) in cash and cash equivalents           (18)         401        160          401
    Cash and cash equivalents, beginning of period             875          429        697          429
                                                      ------------------------------------------------------
    Cash and cash equivalents, end of period              $    857      $   830     $  857       $  830
                                                      ======================================================



8.    Share Capital and Other Equity

The issued and outstanding common shares and Class A non-voting common shares ("Class A shares") of the Corporation along with other equity instruments are as follows (in thousands):


                                                     June 30,     December 31,
                                                       2004            2003
                                               --------------------------------

Issued and outstanding
    Common shares                                      79,076           79,076
    Class A shares                                     41,115           41,115
                                               --------------------------------
Total issued and outstanding                          120,191          120,191
                                               ================================

Issued and outstanding
    Class A  non-voting preferred shares               10,417           10,417
    Convertible subordinated debentures                 9,375            9,375
    Stock options                                       9,616            9,616
                                               --------------------------------
                                                       29,408           29,408
                                               ================================



As described in note 1, the Corporation has undertaken a restructuring under CCAA and, as previously stated, it is expected that shareholders of the Corporation will receive only nominal, if any, consideration for their shares upon the Corporation's emergence from CCAA protection. The shareholders' participation is expected to be valued at less than 0.01% of the total equity of the emerging Corporation.

9.    Segment Information


                                                            Three Months Ended                    Six Months Ended
                                                                 June 30                              June 30
                                                          2004        2003             %       2004        2003             %
                                                   --------------------------------------------------------------------------

Passenger


              Canada                                       780         724             8         1,427       1,436         (1)
              US Transborder                               382         363             5           797         838         (5)
              Atlantic                                     382         361             6           652         644          1
              Pacific                                      199          76           162           363         218         67
              Other                                        101          73            38           266         206         29
                                                   ---------------------------------------------------------------------------
                                                         1,844       1,597            15         3,505       3,342          5

Cargo revenue                                              137         122            12           263         266         (1)

Other revenue
              Aeroplan                                     103          69            49           197         159         24
              Technical Services                            35          53           (34)           78          99        (21)
              Other                                        102         111            (8)          299         297          1
                                                   -----------------------------------------------------------------------------
                                                           240         233             3           574         555          3
                                                   -----------------------------------------------------------------------------

Total operating revenue                                $ 2,221     $ 1,952            14       $ 4,342     $ 4,163          4
                                                   =============================================================================



For passenger, the allocation to service is determined based on flight destination. Cargo revenues are not allocated by service as the amounts are not significant. Non-transportation revenues are almost exclusively attributable to Canada.

Property and Equipment

Air Canada is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill are related to operations in Canada.

10.      Pension and Other Benefit Plans

The Corporation has recorded pension and other employee future benefits as follows:



                                         Three months ended                     Six months ended

                                     June 30, 2004      June 30, 2003      June 30, 2004      June 30, 2003


Pension benefit expense                       $ 75               $ 61              $ 151               $ 122
Other employee future benefit
expense                                         39                 34                 78                  68

Total                                         $114               $ 95              $ 229               $ 190



11.      Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

12.      Seasonal Nature of Business


The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months, however, in the current operating environment, these historical patterns may no longer be applicable.

The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow and margins in the first and fourth quarters of each calendar year compared to the second and third quarters.

                                                                    DOCUMENT 4

   Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, Robert A. Milton, President and Chief Executive Officer of AIR CANADA certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AIR CANADA, (the "issuer") for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 6, 2004

/s/ Robert A. Milton
-------------------------------------
Robert A. Milton
President and Chief Executive Officer

   Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, M. Robert Peterson, Executive Vice President and Chief Financial Officer of AIR CANADA certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AIR CANADA, (the "issuer") for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 6, 2004

/s/ M. Robert Peterson
----------------------------------------------------
M. Robert Peterson
Executive Vice President and Chief Financial Officer

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    AIR CANADA
                                         ---------------------------------
                                                   (Registrant)


Date:  August 17, 2004                 By:   /s/ John Baker
       --------------------                ---------------------------
                                                      (Signature)
                                           John Baker
                                           Senior Vice-President
                                           and General Counsel